EXHIBIT 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As this management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three months ended March 31, 2021, our 2020 annual consolidated financial statements and our 2020 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our quarterly and three-year outlook, including forecasted impacts associated with our Change Program, and our expectations related to general economic conditions (including the impact of the COVID-19 pandemic on the U.S. and global economies) and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook,” and “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of May 3, 2021.

We have organized our management’s discussion and analysis in the following key sections:

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of non-IFRS financial measures

In this management’s discussion and analysis, we discuss our results on both an IFRS and non-IFRS basis. We use non-IFRS measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

●	Adjusted EBITDA and the related margin;
●	Adjusted EBITDA less capital expenditures and the related margin;
●	Adjusted earnings and adjusted earnings per share (EPS);
●	Net debt and our leverage ratio of net debt to adjusted EBITDA; and
●	Free cash flow.

We also report changes in our revenues, operating expenses, adjusted EBITDA and the related margin, and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove the impacts from changes in foreign currency exchange rates to provide better comparability of our business trends from period to period. To provide greater insight into the revenue growth of our existing businesses on a constant currency basis, we report organic revenue growth (as defined in the glossary below and in Appendix A).

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

We use the following terms in this management’s discussion and analysis.

Term	Definition
“Big 3” segments	Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments
Blackstone’s consortium	The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone
bp	Basis points — one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
Change Program	A two-year initiative focused on transforming our company from a holding company to an operating company and into a leading content-driven technology company
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
COVID-19	A novel strain of coronavirus that was characterized a pandemic by the World Health Organization during March 2020
EPS	Earnings per share
F&R	Our former Financial & Risk business, now the Refinitiv business of LSEG
LSEG	London Stock Exchange Group plc
n/a	Not applicable
n/m	Not meaningful
organic or organically	A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods
Refinitiv (now the Refinitiv business of LSEG)	Our former F&R business. We owned 45% of Refinitiv from October 1, 2018 through January 29, 2021
York Parent Limited (YPL)	The entity that owns LSEG shares, which is jointly owned by our company and the Blackstone consortium. A group of current and former members of Refinitiv senior management also owns part of YPL. References to YPL also include its subsidiaries. YPL was previously known as Refinitiv Holdings Ltd. prior to the sale of Refinitiv to LSEG on January 29, 2021.
$ and US$	U.S. dollars

Executive Summary

Our company

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service — Reuters.

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in five reportable segments supported by a corporate center:

First Quarter 2021 Revenues

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-enabled technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print Provides legal and tax information primarily in print format to customers around the world.

Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources. Costs associated with our Change Program are reported within our corporate center.

Key Financial Highlights

Our first quarter performance reflected a strong start to the year. Our customers are becoming more confident in an improving economic environment, resulting in strong sales across our businesses. We are encouraged by the momentum we see building, but despite the improving outlook, risks remain as the global pandemic is still significantly impacting many parts of the world.

In February 2021, we announced our Change Program to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. The program is currently on track. In the first quarter, we supplemented our existing teams with experienced talent to strengthen skill sets across product development, digital, technology, strategy and change management and we began to make investments to achieve our Change Program objectives.

Our first-quarter performance met or exceeded our first quarter business outlook communicated in February 2021. In May 2021, we announced our outlook for the second quarter and an increase to the low end of our revenue outlook for the full year of 2021, which reflects our increasing confidence in our business performance. We also reaffirmed all other measures in our three-year outlook. Refer to the “Outlook” section of this management’s discussion and analysis for additional information.

Consolidated results

	Three months ended March 31,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2021	2020	Total	Constant Currency
IFRS Financial Measures
Revenues	1,580	1,520	4%
Operating profit	387	290	34%
Diluted earnings per share	$10.13	$0.39	n/m
Cash flow from operations	380	176	115%
Non-IFRS Financial Measures(1)
Revenues	1,580	1,520	4%	3%
Organic revenue growth				3%
Adjusted EBITDA	558	480	16%	15%
Adjusted EBITDA margin	35.3%	31.6%	370bp	360bp
Adjusted EPS	$0.58	$0.48	21%	19%
Free cash flow	239	35	570%

Supplemental financial results – “Big 3” Segments—Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Three months ended March 31,
			Change
(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency
“Big 3” Non-IFRS Financial Measures(1)
Revenues	1,277	1,211	5%	5%
Organic revenue growth				5%
Adjusted EBITDA	523	431	21%	20%
Adjusted EBITDA margin	41.0%	35.6%	540bp	510bp

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues increased 4% in total and 3% on both a constant currency and organic basis. The increase in organic revenues was driven by 3% growth in recurring revenues (77% of total revenues).

Revenues for our “Big 3” segments (81% of total revenues) increased 5% in total, in constant currency and on an organic basis. The increase in organic revenues was driven by 4% growth in recurring revenues (84% of “Big 3” revenues) and 8% growth in transactions revenues.

Operating profit increased 34%, primarily due to higher revenues and a favorable impact from the revaluation of warrants that we held in Refinitiv until they were exercised in connection with the closing of the sale to LSEG on January 29, 2021. Adjusted EBITDA and the related margin, which excludes the impact of the warrant revaluation among other items, increased due to higher revenues and lower costs, which reflected the impact from our 2020 cost-reduction initiatives.

Diluted EPS increased to $10.13 per share compared to $0.39 per share in the prior-year period due to the gain on sale of our investment in Refinitiv to LSEG. Adjusted EPS, which excludes the gain from the sale of our investment in Refinitiv, as well as other adjustments, increased to $0.58 per share from $0.48 per share in the prior-year period due to higher adjusted EBITDA, which more than offset higher depreciation and amortization of computer software, as well as higher interest and tax expense.

Cash flow from operations increased primarily because of favorable movements in working capital, which included lower bonus payments in 2021 due to the impact of COVID-19 in 2020. Higher revenues and lower costs from 2020 cost-reduction initiatives also contributed. Free cash flow increased for the same reasons.

Below is a comparison of our actual revenue performance for the first quarter of 2021 to the related quarterly outlook.

Non-IFRS Financial Measures (1)	First-Quarter 2021 Outlook	First-Quarter 2021 Performance

Total Thomson Reuters
Revenue growth (before currency)	Between 1.5% and 2.5%	3.2%	✓
Organic revenue growth	Between 1.5% and 2.5%	2.9%	✓

“Big 3” segments
Revenue growth (before currency)	Between 4.0% and 5.0%	4.9%	✓
Organic revenue growth	Between 4.0% and 5.0%	4.5%	✓

The total Thomson Reuters revenue growth outlook included an anticipated decline in Global Print revenues of between 13% and 15% before currency and on an organic basis. In the first quarter, Global Print outperformed the outlook as revenues declined 9% on both bases.

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Change Program Update

Our outlook incorporates significant investments for our Change Program in 2021 and 2022. These investments are intended to drive growth and efficiency by transitioning our company from a holding company into an operating company, and from a content provider into a content-driven technology company.

The objectives of our Change Program are to:

●	Make it easier for our customers to do business with us;
●	Significantly modernize and simplify our product portfolio and product development groups;
●	Reduce complexity in our operations and technology organization; and
●	Continue to simplify our organizational structure to enable a more innovative culture.

In the first quarter of 2021, we supplemented our existing teams with experienced talent to strengthen skill sets across product development, digital, technology, strategy and change management and we began to make investments to achieve our objectives. We spent $20 million ($11 million of operating expenses and $9 million of capital expenditures) on technology and market-related initiatives. We achieved $19 million of annualized run-rate savings toward our overall savings targets.

Sale of Refinitiv to LSEG

On January 29, 2021, our company and Blackstone’s consortium closed the sale of Refinitiv to LSEG in an all share transaction. As a result, we indirectly own LSEG shares through our direct investment in YPL, an entity jointly owned by our company, Blackstone’s consortium and certain current and former members of Refinitiv senior management. As of March 31, 2021, YPL held a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying in aggregate an approximate 30% economic interest and a 22% voting interest in LSEG). At the same date, we owned 42.74% of YPL and indirectly owned approximately 72.4 million LSEG shares. As of May 3, 2021, these shares had a market value of approximately $7.4 billion based on LSEG’s closing share price on that day.

Subject to certain exceptions, Thomson Reuters and Blackstone’s consortium have otherwise agreed to be subject to a lock-up for their LSEG shares through January 29, 2023. In each of years three and four following closing (starting on January 30, 2023 and January 30, 2024, respectively), Thomson Reuters and Blackstone’s consortium will become entitled to sell in aggregate one-third of the LSEG shares that were issued. The lock-up arrangement will terminate on January 29, 2025. The ability of current and former members of Refinitiv senior management to sell shares held by them is also subject to certain restrictions.

YPL is entitled to nominate three non-executive LSEG directors for as long as it holds at least 25% of LSEG shares, two LSEG directors for as long as it holds at least 17.5% but less than 25% of LSEG shares and one LSEG director for as long as it holds at least 10% but less than 17.5% of LSEG shares. For so long as YPL is entitled to nominate three directors, one nominee will be a Thomson Reuters representative. Once YPL is released from the lock-up agreement described above, any disposals of LSEG shares will be subject to orderly marketing restrictions. A standstill restriction also applies to YPL under which it (and the underlying investors) have agreed not to, among other matters, acquire further LSEG shares, or make a takeover offer for LSEG for designated time periods. YPL has also committed to vote its LSEG shares in line with the LSEG Board’s recommendation.

Reuters News’ 30-year agreement to supply news and editorial content to Refinitiv continues under the same terms and conditions after the closing and is scheduled to run to 2048.

Thomson Reuters accounts for its indirect investment in LSEG at fair value, based on the share price of LSEG, within “Share of post-tax earnings (losses) in equity method investments” in the consolidated income statement. The investment is subject to equity accounting because the LSEG shares are held through YPL, over which Thomson Reuters has significant influence. As YPL owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG or the Refinitiv business, the investment in LSEG shares held by YPL is accounted for at fair value. LSEG dividends distributed to Thomson Reuters from YPL will reduce the investment and will be included in “Other investing activities” in the consolidated statement of cash flow.

Gain on sale of Refinitiv to LSEG and subsequent sale of LSEG shares

Thomson Reuters recognized a gain of approximately $8.1 billion related to the January sale of Refinitiv to LSEG within “Share of post-tax earnings (losses) in equity method investments” in the consolidated income statement. As of the January 29, 2021 closing date, Thomson Reuters indirectly owned approximately 82.5 million LSEG shares, which included 4.5 million shares from the exercise of warrants Thomson Reuters previously held in Refinitiv. The transaction was predominantly tax deferred for Thomson Reuters except for approximately $640 million that is payable in 2021. On March 19, 2021, as permitted under a lock-up exception, Thomson Reuters instructed YPL to sell approximately 10.1 million LSEG shares for pre-tax net proceeds of $994 million. Over the course of 2021, Thomson Reuters will pay approximately $225 million of tax on the sale of these shares and will use the remaining after-tax proceeds to pay the approximately $640 million of taxes on the LSEG transaction. The proceeds from the sale of the shares by YPL were distributed to Thomson Reuters as a dividend that reduced the value of the investment. The proceeds were presented in “Net cash provided by investing activities” within the consolidated statement of cash flow.

Results of Operations

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The seasonality of our operating profit may be further impacted in 2021 by the timing of significant Change Program costs we expect to incur to transform ourselves from a holding company to an operating company and into a content-driven technology company. The seasonality of our revenues and operating expenses were impacted by COVID-19 in 2020.

Consolidated results

	Three months ended March 31,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2021	2020	Total	Constant Currency
IFRS Financial Measures
Revenues	1,580	1,520	4%
Operating profit	387	290	34%
Diluted EPS	$10.13	$0.39	n/m
Non-IFRS Financial Measures(1)
Revenues	1,580	1,520	4%	3%
Organic revenue growth				3%
Adjusted EBITDA	558	480	16%	15%
Adjusted EBITDA margin	35.3%	31.6%	370bp	360bp
Adjusted EBITDA less capital expenditures	438	338	29%
Adjusted EBITDA less capital expenditures margin	27.7%	22.3%	540bp
Adjusted EPS	$0.58	$0.48	21%	19%

(1)

Refer to Appendices A and B of the management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues

	Three months ended March 31,
			Change
(millions of U.S. dollars)	2021	2020	Total	Constant Currency	Organic
Recurring revenues	1,220	1,168	5%	4%	3%
Transactions revenues	217	198	9%	9%	9%
Global Print revenues	143	155	(7%)	(9%)	(9%)
Eliminations/Rounding	-	(1)
Revenues	1,580	1,520	4%	3%	3%

Revenues increased 4% in total and 3% on both a constant currency and organic basis. The increase in organic revenues was driven by 3% growth in recurring revenues (77% of total revenues). While growth in transactions revenues was mostly offset by a 9% decline in Global Print revenues, the performance of Global Print was better than expected.

Revenues for our “Big 3” segments (81% of total revenues) increased 5% in total, in constant currency and on an organic basis. The increase in organic revenues was driven by 4% growth in recurring revenues (84% of “Big 3” revenues) and 8% growth in transactions revenues.

Foreign currency favorably impacted revenue growth due to the weakening of the U.S. dollar against most major currencies, including the British pound sterling, Euro and Australian dollar, which more than offset the strengthening of the U.S. dollar against the Brazilian real and Argentine peso, compared to the prior-year period.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit increased 34%, primarily due to higher revenues and a favorable impact from the revaluation of warrants that we held in Refinitiv prior to its sale to LSEG on January 29, 2021.

Adjusted EBITDA and the related margin, which excludes the impact of the warrant revaluation among other items, increased due to higher revenues and lower costs, which reflected the impact from our 2020 cost-reduction initiatives. We incurred $11 million of operating expenses associated with our Change Program in the first quarter of 2021.

Adjusted EBITDA less capital expenditures and the related margin increased due to higher adjusted EBITDA and lower capital expenditures. Capital expenditures in the first quarter of 2021 included $9 million associated with our Change Program.

Operating expenses

	Three months ended March 31,
			Change
(millions of U.S. dollars)	2021	2020	Total	Constant Currency
Operating expenses	1,018	1,017	-	(2%)
Remove fair value adjustments(1)	4	23
Operating expenses, excluding fair value adjustments	1,022	1,040	(2%)	(2%)

(1)

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business. Fair value adjustments are excluded from our calculation of adjusted EBITDA. Refer to Appendix B of this management’s discussion and analysis for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Operating expenses, excluding fair value adjustments, decreased 2% in both total and constant currency, reflecting our cost reduction initiatives in 2020. In the first quarter of 2021, operating expenses included $11 million related to our Change Program for technology and market-related initiatives. We also achieved $19 million of savings on an annualized run-rate basis toward our overall Change Program savings targets.

Depreciation and amortization

	Three months ended March 31,
(millions of U.S. dollars)	2021	2020	Change
Depreciation	46	40	17%
Amortization of computer software	115	111	3%
Subtotal	161	151	7%
Amortization of other identifiable intangible assets	31	30	3%

●

Depreciation and amortization of computer software on a combined basis increased due to the write-down of assets associated with real estate leases we have vacated in connection with transitioning a small portion of our employees to working remotely on a permanent basis. The increase also reflected higher expenses from newly acquired assets, including those associated with recently acquired businesses, which more than offset benefits from the completion of depreciation and amortization for certain assets acquired in previous years.

●

Amortization of other identifiable intangible assets increased slightly as expenses associated with recent acquisitions more than offset the completion of amortization of assets acquired in previous years.

Other operating gains (losses), net

	Three months ended March 31,

(millions of U.S. dollars)	2021	2020
Other operating gains (losses), net	17	(32)

In the first quarter of 2021, other operating gains, net, included a benefit from the revaluation of warrants that we held in Refinitiv prior to its sale to LSEG on January 29, 2021. In the first quarter of 2020, other operating losses, net, included a loss from the revaluation of warrants that we held in Refinitiv, which more than offset gains associated with the sale of certain real estate properties and a distribution from an investment.

Net interest expense

	Three months ended March 31,

(millions of U.S. dollars)	2021	2020	Change
Net interest expense	51	45	11%

The increase in net interest expense reflected C$1.4 billion (approximately US$1 billion) of five-year notes issued in May 2020, as well as lower interest income.

Other finance costs (income)

	Three months ended March 31,

(millions of U.S. dollars)	2021	2020
Other finance costs (income)	6	(47)

Other finance costs (income) primarily included gains or losses from fluctuations of foreign currency exchange rates on certain intercompany funding arrangements. The first quarter of 2020 also included gains related to changes in foreign exchange contracts.

Share of post-tax earnings (losses) in equity method investments

	Three months ended March 31,

(millions of U.S. dollars)	2021	2020
YPL (formerly Refinitiv Holdings Ltd.)	6,295	(58)
Other equity method investments	2	4
Share of post-tax earnings (losses) in equity method investments	6,297	(54)

In the first quarter of 2021, our share of post-tax earnings in equity method investments was primarily comprised of an $8,075 million gain from the sale of Refinitiv to LSEG on January 29, 2021, partially offset by $1,612 million of losses from the decline in the value of our indirect investment in LSEG subsequent to the sale date and $168 million of post-tax losses related to the Refinitiv operations prior to the sale.

Tax expense

	Three months ended March 31,

(millions of U.S. dollars)	2021	2020
Tax expense	1,594	47

The increase in tax expense was driven by our earnings in equity method investments, primarily from the gain on sale of our former investment in Refinitiv to LSEG. Additionally, tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense that impact comparability from period to period, including tax expense associated with items that are removed from adjusted earnings:

	Three months ended March 31,

(millions of U.S. dollars)	2021	2020

Tax expense (benefit)

Tax items impacting comparability:

Corporate tax laws and rates(1)	1	27

Deferred tax adjustments(2)	-	3

Subtotal	1	30

Tax related to:

Amortization of other identifiable intangible assets	(7)	(6)

Share of post-tax earnings (losses) in equity method investments	1,538	(14)

Other items	4	(11)

Subtotal	1,535	(31)

Total	1,536	(1)

(1)

In the first quarter of 2021, this amount included changes in deferred tax liabilities due to changes in foreign tax rates. In the first quarter of 2020, this amount primarily related to a minimum tax that we did not ultimately pay due to the taxable gains that arose on the sale of an investment in the fourth quarter of 2020. However, IFRS required that we accrue the tax before that transaction took place.

(2)	Relates primarily to requirements associated with disposals and acquisitions.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended March 31,

(millions of U.S. dollars)	2021	2020

Tax expense	1,594	47

Remove: Items from above impacting comparability	(1,536)	1

Other adjustment:

Interim period effective tax rate normalization(1)	(1)	(4)

Total tax expense on adjusted earnings	57	44

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rate, including normalization of benefits from favorable developments relating to tax disputes. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Results of Discontinued Operations

Earnings from discontinued operations, net of tax, includes the following:

	Three months ended March 31,

(millions of U.S. dollars)	2021	2020
Earnings from discontinued operations, net of tax	3	2

Earnings from discontinued operations, net of tax, included residual income and expenses related to our former F&R business.

Net earnings and diluted EPS

	Three months ended March 31,

(millions of U.S. dollars, except per share amounts)	2021	2020	Change
Net earnings	5,036	193	n/m
Diluted EPS	$10.13	$0.39	n/m

Net earnings and diluted EPS increased due to the gain on sale of our investment in Refinitiv to LSEG.

Adjusted earnings and adjusted EPS

	Three months ended March 31,

			Change

(millions of U.S. dollars, except per share amounts)	2021	2020	Total	Constant Currency
Adjusted earnings	288	239	21%
Adjusted EPS	$0.58	$0.48	21%	19%

Adjusted earnings and the related per share amount increased as higher adjusted EBITDA more than offset higher depreciation and amortization of computer software, as well as higher interest and tax expense.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three months ended March 31, 2021. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency and on an organic basis. See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic
Recurring revenues	621	587	6%	4%	4%
Transactions revenues	47	39	20%	17%	17%
Revenues	668	626	7%	5%	5%
Segment adjusted EBITDA	279	230	21%	18%
Segment adjusted EBITDA margin	41.8%	36.7%	510bp	460bp

Revenues increased in total and on both a constant currency and organic basis. The increase in organic revenues was due to growth in recurring revenues (93% of the Legal Professionals segment) and transactions revenues (7% of the Legal Professionals segment). Revenues from law firms, which includes revenues from large global law firms and represent just over two-thirds of the segment’s revenues, increased 4%, and the segment’s Global business, representing smaller law firms outside the U.S., increased 5%. U.S. government revenues grew 8%.

The increase in recurring revenues on an organic basis reflected strong growth from Westlaw Edge and Practical Law. Transactions revenues also increased and included higher revenues from Elite. The Government business contributed to both recurring and transactions revenue growth.

Segment adjusted EBITDA and the related margin increased primarily due to higher revenues and lower expenses from cost savings initiatives in 2020. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 50bp.

Corporates

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic
Recurring revenues	295	281	5%	4%	4%
Transactions revenues	89	86	4%	4%	4%
Revenues	384	367	5%	4%	4%
Segment adjusted EBITDA	146	117	25%	25%
Segment adjusted EBITDA margin	38.1%	31.9%	620bp	630bp

Revenues increased in total and on both a constant currency and organic basis. The increase in organic revenues was due to growth in recurring revenues (77% of the Corporates segment) as well as in transactions revenues (23% of the Corporates segment), which was driven by the segment’s Confirmation business, which provides audit confirmation services. Recurring revenues increased 4% despite a 2% reduction in revenue growth due to a loss of revenues related to the impact of the U.S. federal Affordable Care Act that were recorded in the prior-year period but did not reoccur in the first quarter of 2021.

Segment adjusted EBITDA and the related margin increased primarily due to higher revenues and lower expenses due to cost savings initiatives in 2020. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 10bp.

Tax & Accounting Professionals

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic
Recurring revenues	160	158	2%	4%	4%
Transactions revenues	65	60	7%	7%	7%
Revenues	225	218	3%	5%	5%
Segment adjusted EBITDA	98	84	17%	17%
Segment adjusted EBITDA margin	43.7%	38.7%	500bp	470bp

Revenues increased in total and on both a constant currency and organic basis. The increase in organic revenues was driven by growth in both recurring revenues (71% of the Tax & Accounting Professionals segment), as well as in transactions revenues (29% of the Tax & Accounting Professionals segment) despite the extension of the U.S. tax filing deadline to May 2021 from April 2021 that resulted in lower transactional Pay-Per-Return tax filing revenues in the first quarter of 2021.

Organic revenues grew 5% and included a negative impact from the acceleration of the release date of some of our UltraTax U.S. state tax software from January 2021 to December 2020 to align with the traditional December release of our U.S. federal tax software. If the UltraTax state tax software had been released in January 2021, organic revenue growth for the segment would have been 8% in the first quarter of 2021.

We expect Tax & Accounting Professional’s revenues to grow between 10% and 15% in the second quarter of 2021 reflecting the shift of Pay-Per-Return revenues from the first quarter to the second quarter of 2021 due to the delay in the U.S. tax filing deadline. In 2020, Pay-Per-Return revenues shifted from the second quarter to the third quarter when the U.S. tax filing deadline was extended to July 15.

Segment adjusted EBITDA and the related margin increased primarily due to higher revenues and lower expenses due to cost savings initiatives in 2020. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 30bp.

Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins.

Reuters News

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic
Recurring revenues	144	142	2%	-	-
Transactions revenues	16	13	23%	22%	22%
Revenues	160	155	3%	2%	2%
Segment adjusted EBITDA	28	19	45%	65%
Segment adjusted EBITDA margin	17.6%	12.6%	500bp	750bp

Revenues increased in total and on both a constant currency and organic basis. The increase in organic revenues was driven by growth in transactions revenues from the segment’s Professional business, which includes Reuters Events. Recurring revenues were essentially unchanged on an organic basis.

The segment’s revenue performance was slightly better than the first quarter outlook provided in February 2021. For the second quarter, we expect Reuters News revenues on a constant currency and organic basis to grow between 2% and 3%, primarily due to the Reuters Events business. Reuters Events is currently holding all of its events virtually. However, it continues to assess when it can resume in-person events based on the advice of local health guidelines and customer feedback. Full-year total revenues are expected to increase between 1% and 3%.

Reuters News and the Refinitiv business of LSEG have an agreement pursuant to which Reuters News supplies news and editorial content to Refinitiv through October 1, 2048. In the first quarter of 2021, Reuters News recorded revenues of $85 million under this agreement.

Segment adjusted EBITDA and the related margin increased primarily due to higher revenues, cost savings initiatives from 2020 and timing of expenses. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 250bp.

Global Print

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic
Revenues	143	155	(7%)	(9%)	(9%)
Segment adjusted EBITDA	57	63	(9%)	(11%)
Segment adjusted EBITDA margin	39.9%	40.5%	(60)bp	(80)bp

Revenues decreased in total, in constant currency, and on an organic basis. However, the revenue performance was better than expected compared to the first quarter outlook provided in February 2021 driven by higher third-party revenues for printing services. Global Print revenues are expected to increase between 1% and 3% in the second quarter as the prior-year period was negatively impacted by delayed shipments at the beginning of the COVID-19 pandemic. Full-year total revenues are expected to decline between 4% and 7%.

Segment adjusted EBITDA and the related margin decreased due to lower revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 20bp.

Corporate costs

	Three months ended March 31,

(millions of U.S. dollars)	2021	2020
Corporate costs	50	33

Corporate costs increased primarily due to $11 million of costs associated with the Change Program. Although our Change Program costs were lower than expected in the first quarter of 2021, we continue to expect to spend between $175 million and $200 million in 2021.

Liquidity and Capital Resources

We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program and credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.

To date, we have not experienced any significant adverse impacts to our liquidity from the economic crisis caused by COVID-19. We continue to believe that we can weather the periods of volatility that are likely to occur as a result of the ongoing crisis, as our capital strategy approach has provided us with a strong capital structure and liquidity position. At March 31, 2021, we had $2.6 billion of cash on hand, of which we are using approximately $860 million to pay taxes on the sale of Refinitiv to LSEG, and on the subsequent sale of some of the LSEG shares that we received when the transaction closed.

We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our outlook. We target a maximum leverage ratio of 2.5x net debt to adjusted EBITDA and have set a target to pay out 50% to 60% of our expected free cash flow as dividends to our shareholders. We completed a modest share repurchase program during the first quarter of 2021 to offset the dilution associated with our dividend reinvestment and equity incentive plans, and we plan to maintain our outstanding shares at about 500 million. In the future, we expect that proceeds from sales of LSEG shares after the expiration of the applicable contractual lock-up provisions, as discussed in the “Executive Summary — Sale of Refinitiv to LSEG” section of this management’s discussion and analysis, will provide us with further options for investment and returns to shareholders.

Our net debt to adjusted EBITDA leverage ratio as of March 31, 2021 was approximately 0.7:1, which is lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio at March 31, 2021 was 0.5:1, which is well below the maximum leverage ratio allowed under the credit facility of 4.5:1. None of our debt securities are scheduled to mature until 2023.

We believe that our existing sources of liquidity will be sufficient to fund our projected cash requirements for the next 12 months.

The information above and in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended March 31,

(millions of U.S. dollars)	2021	2020	$ Change
Net cash provided by operating activities	380	176	204
Net cash provided by (used in) investing activities	829	(249)	1,078
Net cash (used in) provided by financing activities	(411)	80	(491)
Increase in cash and bank overdrafts	798	7	791
Translation adjustments	(1)	(10)	9
Cash and bank overdrafts at beginning of period	1,787	825	962
Cash and bank overdrafts at end of period	2,584	822	1,762
Non-IFRS Financial Measure(1)
Free cash flow	239	35	204

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measure.

Operating activities. Net cash provided by operating activities increased primarily due to favorable movements in working capital, primarily due to lower bonus payments, which reflected the impact of COVID-19 in 2020, and because the prior-year period included costs and investments to reposition our company following the separation of our former F&R business. In the first quarter of 2021, cash flow from operations also benefited from higher revenues and lower costs due to COVID-19 related cost-reduction initiatives in 2020.

Investing activities. In the first quarter of 2021, net cash provided by investing activities included a $994 million dividend from YPL in connection with the sale of LSEG shares, which was partly offset by $120 million of capital expenditures. Net cash used in investing activities in the first quarter of 2020 included $142 million of capital expenditures and $124 million to acquire Pondera Solutions, a provider of technology and advanced analytics to combat fraud, waste and abuse in healthcare and large government programs.

Financing activities. In the first quarter of 2021, net cash used in financing activities was primarily comprised of returns to our common shareholders through dividends and share repurchases. Net cash provided by financing activities in the first quarter of 2020 included $493 million of proceeds from net borrowings of debt, which was partly offset by returns to common shareholders. Refer to the “Commercial paper program”, “Credit facility”, “Long-term debt” and “Share repurchases” subsections below for additional information regarding our debt activity and share repurchases.

Cash and bank overdrafts. The increase in cash and cash and bank overdrafts was primarily due to the $994 million dividend from YPL in connection with the sale of LSEG shares and $367 million in after-tax net proceeds from the sale of an investment in December 2020.

Free cash flow. Free cash flow increased primarily due to higher cash flows from operating activities.

Additional information about our debt, dividends and share repurchases is as follows:

●

Commercial paper program. Our $1.8 billion commercial paper program provides cost-effective and flexible short-term funding. There was no outstanding commercial paper at March 31, 2021. In January 2020, we issued $630 million of commercial paper, the proceeds of which were used to redeem debt obligations ahead of their maturity. Most of the commercial paper was repaid in February and March 2020, primarily from funds borrowed under our credit facility.

●

Credit facility. We have a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility at March 31, 2021. In March 2020, we borrowed $1.0 billion under this facility, of which a portion of the proceeds was used to repay commercial paper. Based on our current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion.

The U.K. Financial Conduct Authority, which regulates LIBOR, intends to phase out the majority of LIBOR rates globally by the end of 2021. Key alternative reference rates have been established and progress continues to be made in establishing better liquidity and term structures required to efficiently replace the existing LIBOR structures. With the exception of the LIBOR-based benchmarks within our external credit facility, we have no material agreements with third parties that use or reference LIBOR as a benchmark rate which require amendment.

If our debt rating is downgraded by Moody’s or S&P, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of March 31, 2021, we were in compliance with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility, was 0.5:1.

●

Long-term debt. We did not issue notes or make any debt repayments in the three months ended March 31, 2021. The following table provides information regarding notes that we repaid in the three months ended March 31, 2020.

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes repaid
January 2020	3.309% Notes, due 2021	C$550
January 2020	3.95% Notes, due 2021	US$139

In January 2020, we repaid notes prior to their scheduled maturity dates for $640 million. This amount included early redemption premiums and the settlement of cross-currency swaps. The repayments were funded with commercial paper borrowings.

In July 2020, we filed a new base shelf prospectus pursuant to which Thomson Reuters Corporation and one of its U.S. subsidiaries, TR Finance LLC, may collectively issue up to $3.0 billion of unsecured debt securities from time to time through August 6, 2022. Any debt securities issued by TR Finance LLC will be fully and unconditionally guaranteed on an unsecured basis by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation. Except for TR Finance LLC and the subsidiary guarantors, none of Thomson Reuters Corporation’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance LLC debt securities. As of May 3, 2021, neither Thomson Reuters Corporation nor TR Finance LLC has issued any debt securities under the prospectus.

TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. The ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations will depend upon the credit support of Thomson Reuters Corporation and the subsidiary guarantors. Please refer to Appendix D of this management’s discussion and analysis for condensed consolidating financial information about TR Finance LLC and the subsidiary guarantors.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2021, we announced a $0.10 per share increase in the annualized dividend to $1.62 per common share (beginning with the common share dividend that we paid in March 2021). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2021	2020
Dividends declared per common share	$0.405	$0.380
Dividends declared	200	188
Dividends reinvested	(6)	(6)
Dividends paid	194	182

●

Share repurchases – Normal Course Issuer Bid (NCIB). We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Share repurchases are typically executed under a NCIB. Under the current NCIB, we may repurchase up to 5 million common shares between January 4, 2021 and January 3, 2022 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that our company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX.

Details of share repurchases were as follows:

	Three months ended March 31,
	2021	2020
Share repurchases (millions of U.S. dollars)	200	200
Shares repurchased (number in millions)	2.5	2.6
Share repurchases – average price per share in U.S. dollars	$81.45	$78.37

In February 2021, we completed the repurchase of $200 million of our common shares under our NCIB. We do not currently intend to repurchase additional shares in 2021. Decisions regarding any future repurchases will depend on factors, such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Financial position

Our total assets were $23.8 billion at March 31, 2021, compared to $17.9 billion at December 31, 2020. The increase was due to our equity investments, which was driven by the sale of Refinitiv to LSEG in January 2021.

At March 31, 2021, the carrying amounts of our total current assets exceeded total current liabilities by $1.0 billion, primarily because of an unusually high cash balance. Over the course of 2021, we expect to use approximately $860 million of this cash to pay taxes on the gain from the sale of our investment in Refinitiv to LSEG and on the subsequent sale of some of our LSEG shares that we received in the transaction. From time to time, our current liabilities may exceed our current assets because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt and leverage ratio of net debt to adjusted EBITDA

	March 31,	December 31,

(millions of U.S. dollars)	2021	2020
Long-term indebtedness	3,788	3,772
Total debt	3,788	3,772
Swaps	(110)	(100)
Total debt after swaps	3,678	3,672
Remove fair value adjustments for hedges(1)	(5)	1
Total debt after currency hedging arrangements	3,673	3,673
Remove transaction costs, premiums or discounts included in the carrying value of debt	37	38
Add: Lease liabilities (current and non-current)	280	306
Less: cash and cash equivalents(2)	(2,584)	(1,787)
Net debt(3)	1,406	2,230
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(3)(4)	2,053	1,975
Net debt / adjusted EBITDA(3)	0.7:1	1.1:1

(1)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(2)

Includes cash and cash equivalents of $47 million and $43 million at March 31, 2021 and December 31, 2020, respectively, held in subsidiaries which have regulatory restrictions and are therefore not available for general use by our company.

(3)

Amount represents non-IFRS measures. For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Refer to Appendix A of this management’s discussion and analysis for additional information of our non-IFRS financial measures.

(4)

For purposes of this calculation, adjusted EBITDA is computed on a rolling 12 month basis and includes adjusted EBITDA of $558 million, $525 million, $491 million and $479 million for the three months ended March 31, 2021, December 31, 2020, September 30, 2020 and June 30, 2020, respectively. Refer to Appendix B of this management’s discussion and analysis, our 2020 annual report, and our interim reports for the three months ended September 30, 2020 and June 30, 2020, for additional information regarding the calculation of adjusted EBITDA in each of these periods.

At March 31, 2021, our total debt position (after swaps) was $3.7 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. At March 31, 2021, the average maturity of our term debt was approximately nine years at an average interest rate (after swaps) of slightly over 4%, all of which is fixed. Our leverage ratio of net debt to adjusted EBITDA was below our target ratio of 2.5:1. The decrease in our net debt is primarily due to the increase in our cash and cash equivalents (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information).

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2020 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the three months ended March 31, 2021.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

In February 2018, the U.K. tax authority, HM Revenue & Customs (HMRC), issued notices of assessment under the Diverted Profits Tax (DPT) regime for the 2015 taxation year of certain of our current and former U.K. affiliates. We paid $31 million in tax, as required under the notices. As management does not believe that these U.K. affiliates fall within the scope of the Diverted Profits Tax regime, we appealed these assessments in July 2019 to obtain a refund. In February 2021, HMRC issued DPT notices for the 2016 taxation year aggregating $87 million, which we paid in March 2021, as required under the notices. In addition, based on recent discussions with HMRC, management believes it is reasonably possible that HMRC may issue similar notices in the next 6 to 12 months for one or more other taxation years, largely related to businesses that we have sold and that are subject to indemnity arrangements. If that occurs, we will be required to pay additional taxes to HMRC, including those attributable to the indemnity counterparty, shortly thereafter. If we are required to make any additional tax payments, which could be as much as $600 million to $700 million, we intend to vigorously defend our position by contesting the assessments through all available administrative and judicial remedies. The large majority of the anticipated amounts in dispute relates to our F&R business, in which we sold a majority interest in 2018. Any payment made by us would not be a reflection of our view on the merits of the case. Because management believes that our position is supported by the weight of law, we do not believe that the resolution of this matter will have a material adverse effect on our financial condition taken as a whole. As a result, we would expect to record substantially all of any potential future payments as non-current receivables from HMRC and the indemnity counterparty on our financial statements since we would expect to receive refunds of substantially all of any amounts paid pursuant to these notices of assessment. We expect that our existing sources of liquidity will be sufficient to fund any required payments.

For additional information, please see the “Risk Factors” section of our 2020 annual report, which contains further information on risks related to legal and tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results”.

Our first-quarter performance met or exceeded our first quarter business outlook communicated in February 2021. In May 2021, we announced our outlook for the second quarter and an increase to the low end of our revenue outlook for the full year of 2021 to reflect our increasing confidence in our business performance. We also reaffirmed all other measures in our three-year outlook.

In February 2021, the Company announced a two-year Change Program to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. Our outlook incorporates the forecasted impacts associated with the Change Program, which is expected to take 24 months (2021 – 2022) to largely complete and is projected to require an investment of between $500 million and $600 million during the course of that time. By 2023, we believe the financial benefits that will result from these initiatives include:

●	Organic revenue growth of 5% - 6% including additional annual revenues of $100 million;
●	Adjusted EBITDA margin of 38% - 40%;
●	Free cash flow of $1.8 billion – $2.0 billion;
●	Annual operating expense savings of $600 million, of which $200 million is expected to be reinvested in growth initiatives; and
●	Capital expenditures as a percentage of revenue between 6% - 6.5%.

Our outlook also assumes constant currency rates relative to 2020 and does not factor in the impact of any acquisitions or divestitures that may occur in future periods. We believe this type of guidance provides useful insight into the performance of our business. Some of the financial measures in the Outlook below are provided on a non-IFRS basis. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

The following table provides the updates to our 2021 revenue growth outlook. All other measures in our 2021 outlook are unchanged.

Total Thomson Reuters Outlook

	2021 Outlook (Originally communicated in February 2021)	2021 Outlook (Updated in May 2021)
Revenue growth	3.0% - 4.0%	3.5% - 4.0%
Organic revenue growth	3.0% - 4.0%	3.5% - 4.0%

“Big 3” Segments Outlook

	2021 Outlook (Originally communicated in February 2021)	2021 Outlook (Updated in May 2021)
Revenue Growth	4.5% - 5.5%	5.0% - 5.5%
Organic revenue growth	4.5% - 5.5%	5.0% - 5.5%

The following table sets forth our three-year business outlook provided in February 2021, updated to reflect the May 2021 update to our full year 2021 outlook.

2021, 2022 and 2023 Full-Year Outlook

Total Thomson Reuters Outlook

	2021 (Updated)	2022	2023

Before currency, includes the Change Program impact and excludes the impact of future acquisitions/dispositions
Revenue growth	3.5% - 4.0%	4.0% - 5.0%	5.0% - 6.0%
Organic revenue growth	3.5% - 4.0%	4.0% - 5.0%	5.0% - 6.0%
Adjusted EBITDA margin	30% - 31%	34% - 35%	38% - 40%
Corporate costs	$305 million - $340 million	$245 million - $280 million	$110 million - $120 million
Core corporate costs	$130 million - $140 million	$120 million - $130 million	$110 million - $120 million
Change Program operating expenses	$175 million - $200 million	$125 million - $150 million	$0
Free cash flow	$1.0 billion - $1.1 billion	$1.2 billion - $1.3 billion	$1.8 billion - $2.0 billion
Capital expenditures, as a percentage of revenues	9.0% - 9.5%	7.5% - 8.0%	6.0% - 6.5%
Change Program capital expenditures	$125 million - $150 million	$75 million - $100 million	$0
Depreciation and amortization of computer software	$650 million - $675 million	$620 million - $645 million	$580 million - $605 million
Interest expense	$190 million - $210 million	$190 million - $210 million	$190 million - $210 million
Effective tax rate on adjusted earnings	16% - 18%	n/a	n/a

“Big 3” Segments Outlook

	2021 (Updated)	2022	2023

Before currency, includes the Change Program impact and excludes the impact of future acquisitions/dispositions

Revenue growth	5.0% - 5.5%	5.5% - 6.5%	6.0% - 7.0%
Organic revenue growth	5.0% - 5.5%	5.5% - 6.5%	6.0% - 7.0%
Adjusted EBITDA margin	38% - 39%	41% - 42%	43% - 45%

Change Program Investment in 2021

In 2021, we plan to invest between $300 million and $350 million in the Change Program, of which we expect to spend between $85 million and $110 million in the first six months, and between $215 million and $240 million in the last six months. In each period and in the full year, we expect to expense 60% of the investments and to capitalize 40% of the investments, which will be amortized over future periods.

Second-Quarter 2021 Outlook

●

Total revenues and total organic revenues are expected to increase between 5.5% and 6.5%. Second quarter revenue growth is forecast to be the high point for year given the impact of COVID-19 in the second quarter of 2020.

●	“Big 3” total revenues and organic revenues are expected to increase between 6.0% and 7.0%.
●	Tax & Accounting Professionals revenues are expected to increase between 10% and 15%.
●	Reuters News revenues are expected to increase between 2.0% and 3.0%.
●	Global Print revenues are expected to increase between 1.0% and 3.0%.

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our financial outlook.

Revenues
Material assumptions	Material risks

● Improved global economic conditions throughout 2021 to 2023, despite periods of volatility due to disruption caused by COVID-19 and the measures intended to mitigate its impact

● Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity

● Continued ability to deliver innovative products that meet evolving customer demands

● Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives

● Improvement in customer retention through commercial simplification efforts and customer service improvements

● Business disruptions associated with the COVID-19 pandemic, including government enforced quarantines and stay-at-home orders, may continue longer than we expect or may be interrupted by future outbreaks and resurgences of the virus, delaying the anticipated recovery of the global economy

● Global economic uncertainty due to the COVID-19 pandemic as well as related regulatory reform and changes in the political environment may lead to limited business opportunities for our customers, creating significant cost pressures for some of them and potentially constraining the number of professionals employed, which could lead to lower demand for our products and services

● Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives

● Competitive pricing actions and product innovation could impact our revenues

● Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin
Material assumptions	Material risks

● Our ability to achieve revenue growth targets

● Business mix continues to shift to higher-growth product offerings

● Change Program expenses of $500 million to $600 million in 2021 and 2022

● Change Program investments drive higher adjusted EBITDA margin through higher revenues and efficiencies by 2023

● Same as the risks above related to the revenue outlook

● The costs to execute our Change Program may be higher than current expectations, or the expected benefits by 2023 may be lower than current expectations

● Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow
Material assumptions	Material risks

● Our ability to achieve our revenue and adjusted EBITDA margin targets

● Capital expenditures expected to be between 9% and 9.5% of revenues in 2021; between 7.5% and 8% of revenues in 2022; and between 6% and 6.5% of revenues in 2023

● Same as the risks above related to the revenue and adjusted EBITDA margin outlook

● A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us

● Capital expenditures may be higher than currently expected

● The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings
Material assumptions	Material risks

● Our ability to achieve our adjusted EBITDA target

● The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2020 does not significantly change

● No unexpected changes in tax laws and treaties within the jurisdictions where we operate

● Depreciation and amortization of computer software between $650 million and $675 million in 2021

● Interest expense between $190 million and $210 million in 2021

● Same as the risks above related to adjusted EBITDA

● A material change in the geographical mix of our pre-tax profits and losses

● A material change in current tax laws or treaties to which we are subject, and did not expect

● Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our Outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict (i) our share of post-tax earnings (losses) in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

While our first-quarter 2021 performance provides us with increasing confidence about our outlook, the global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. Any worsening of the global economic or business environment could impact our ability to achieve our outlook.

Related Party Transactions

As of May 3, 2021, Woodbridge beneficially owned approximately 66% of our common shares.

On March 19, 2021, we received a dividend of $994 million from YPL, an equity method investment, related to the sale of LSEG shares (see the “Executive Summary — Sale of Refinitiv to LSEG” section of this management’s discussion and analysis for additional information).

Except for the above transaction, there were no new significant related party transactions during the first quarter of 2021. Refer to the “Related Party Transactions” section of our 2020 annual management’s discussion and analysis, which is contained in our 2020 annual report, as well as note 31 of our 2020 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

There were no material events occurring after March 31, 2021 through the date of this management’s discussion and analysis.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2020 annual management’s discussion and analysis, which is contained in our 2020 annual report, for information regarding changes in accounting policies. Since the date of our 2020 annual management’s discussion and analysis, there have not been any significant changes to our accounting policies.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2020 annual management’s discussion and analysis, which is contained in our 2020 annual report, for additional information. Since the date of our 2020 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in a long-term efficiency initiative which impacts our financial reporting. We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline and automate processes across our organization through this initiative.

As we are implementing this initiative in phases over an extended period, the nature and extent of activity will vary by quarter. The initiative could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, as we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary.

Except as described above, there was no change in our internal control over financial reporting during the first quarter of 2021 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of May 3, 2021, we had outstanding 495,654,574 common shares, 6,000,000 Series II preference shares, 3,044,665 stock options and a total of 2,597,064 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2020 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the Securities and Exchange Commission (SEC) at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, our quarterly and the three-year business outlook, expectations related to the Change Program, statements regarding the Company’s intention to target a dividend payout ratio of between 50% to 60% of its free cash flow, statements regarding the expected future growth of our customer segments or businesses, the Company’s expectations regarding share repurchases, and the funding of any required HMRC payments. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements, including those related to the COVID-19 pandemic, are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the COVID-19 pandemic on our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2020 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of those risks are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. There is no assurance that any forward-looking statement will materialize.

Our company’s quarterly and three-year business outlook is based on information currently available to the Company and is based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments (including those related to the COVID-19 pandemic), as well as other factors that the Company believes are appropriate under the circumstances.

Our company has provided a business outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations to the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Segment adjusted EBITDA, consolidated adjusted EBITDA and the related margins

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of adjusted EBITDA from each reportable segment and Corporate costs.

The related margins are expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations

Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures. The related margin is expressed as a percentage of revenues.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

Earnings from continuing operations

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Adjusted earnings and adjusted EPS

Net earnings:

● Excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

● We also deduct dividends declared on preference shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Net earnings and diluted earnings per share
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full-year tax expense or on cash taxes paid.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)

Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a

company’s ability to pay its debt. Our non-IFRS measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under our contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure

Free cash flow

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are

reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for the most directly comparable IFRS measure.

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

● For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

● For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

Appendix B

This appendix provides reconciliations of certain non-IFRS measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis for the three months ended March 31, 2021 and 2020.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended March 31,

(millions of U.S. dollars, except margins)	2021	2020

Earnings from continuing operations	5,033	191

Adjustments to remove:

Tax expense	1,594	47

Other finance costs (income)	6	(47)

Net interest expense	51	45

Amortization of other identifiable intangible assets	31	30

Amortization of computer software	115	111

Depreciation	46	40

EBITDA	6,876	417

Adjustments to remove:

Share of post-tax (earnings) losses in equity method investments	(6,297)	54

Other operating (gains) losses, net	(17)	32

Fair value adjustments	(4)	(23)

Adjusted EBITDA	558	480

Deduct: capital expenditures	(120)	(142)

Adjusted EBITDA less capital expenditures	438	338

Adjusted EBITDA margin	35.3%	31.6%

Adjusted EBITDA less capital expenditures margin	27.7%	22.3%

Reconciliation of net earnings to adjusted earnings and adjusted EPS

	Three months ended March 31,

(millions of U.S. dollars, except per share amounts and share data)	2021	2020

Net earnings	5,036	193

Adjustments to remove:

Fair value adjustments	(4)	(23)

Amortization of other identifiable intangible assets	31	30

Other operating (gains) losses, net	(17)	32

Other finance costs (income)	6	(47)

Share of post-tax (earnings) losses in equity method investments	(6,297)	54

Tax on above items(1)	1,535	(31)

Tax items impacting comparability(1)	1	30

Earnings from discontinued operations, net of tax	(3)	(2)

Interim period effective tax rate normalization(1)	1	4

Dividends declared on preference shares	(1)	(1)

Adjusted earnings	288	239

Adjusted EPS	$0.58	$0.48

Diluted weighted-average common shares (millions)	496.9	498.1

(1)	See the “Results of Operations—Tax expense” section of this management’s discussion and analysis for additional information.

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended March 31,

(millions of U.S. dollars)	2021	2020

Net cash provided by operating activities	380	176

Capital expenditures	(120)	(142)

Proceeds from disposal of property and equipment	-	19

Other investing activities	1	1

Payments of lease principal	(21)	(18)

Dividends paid on preference shares	(1)	(1)

Free cash flow	239	35

Reconciliation of changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended March 31,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Revenues

Legal Professionals	668	626	7%	1%	5%	1%	5%

Corporates	384	367	5%	-	4%	-	4%

Tax & Accounting Professionals	225	218	3%	(1%)	5%	-	5%

“Big 3” Segments Combined	1,277	1,211	5%	1%	5%	-	5%

Reuters News	160	155	3%	2%	2%	-	2%

Global Print	143	155	(7%)	1%	(9%)	-	(9%)

Eliminations/Rounding	-	(1)

Total revenues	1,580	1,520	4%	1%	3%	-	3%

Reconciliation of changes in recurring revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended March 31,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Recurring Revenues

Legal Professionals	621	587	6%	1%	4%	1%	4%

Corporates	295	281	5%	-	4%	-	4%

Tax & Accounting Professionals	160	158	2%	(2%)	4%	-	4%

“Big 3” Segments Combined	1,076	1,026	5%	1%	4%	-	4%

Reuters News	144	142	2%	2%	-	-	-

Total recurring revenues	1,220	1,168	5%	1%	4%	-	3%

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of changes in transactions revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended March 31,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Transactions Revenues

Legal Professionals	47	39	20%	3%	17%	-	17%

Corporates	89	86	4%	-	4%	-	4%

Tax & Accounting Professionals	65	60	7%	1%	7%	-	7%

“Big 3” Segments Combined	201	185	8%	1%	8%	-	8%

Reuters News	16	13	23%	1%	22%	-	22%

Total transactions revenues	217	198	9%	1%	9%	-	9%

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency(1)

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2021	2020	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	279	230	21%	3%	18%

Corporates	146	117	25%	-	25%

Tax & Accounting Professionals	98	84	17%	(1%)	17%

“Big 3” Segments Combined	523	431	21%	2%	20%

Reuters News	28	19	45%	(20%)	65%

Global Print	57	63	(9%)	2%	(11%)

Corporate costs	(50)	(33)	n/a	n/a	n/a

Consolidated adjusted EBITDA	558	480	16%	1%	15%

Adjusted EBITDA Margin

Legal Professionals	41.8%	36.7%	510bp	50bp	460bp

Corporates	38.1%	31.9%	620bp	(10)bp	630bp

Tax & Accounting Professionals	43.7%	38.7%	500bp	30bp	470bp

“Big 3” Segments Combined	41.0%	35.6%	540bp	30bp	510bp

Reuters News	17.6%	12.6%	500bp	(250)bp	750bp

Global Print	39.9%	40.5%	(60)bp	20bp	(80)bp

Corporate costs	n/a	n/a	n/a	n/a	n/a

Consolidated adjusted EBITDA margin	35.3%	31.6%	370bp	10bp	360bp

Consolidated operating expenses	1,018	1,017	-	2%	(2%)

Consolidated adjusted EPS	$0.58	$0.48	21%	2%	19%

(1)

Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Appendix C

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019

Revenues	1,580	1,616	1,443	1,405	1,520	1,583	1,413	1,423

Operating profit	387	956	318	365	290	216	262	447

Earnings (loss) from continuing operations	5,033	587	240	131	191	1,321	(72)	207

Earnings (loss) from discontinued operations, net of tax	3	(25)	1	(5)	2	3	28	(27)

Net earnings (loss)	5,036	562	241	126	193	1,324	(44)	180

Earnings (loss) attributable to common shareholders	5,036	562	241	126	193	1,324	(44)	180

Basic earnings (loss) per share

From continuing operations	$10.15	$1.18	$0.48	$0.26	$0.38	$2.64	$(0.14)	$0.41

From discontinued operations	-	(0.05)	-	(0.01)	0.01	0.01	0.05	(0.05)

	$10.15	$1.13	$0.48	$0.25	$0.39	$2.65	$(0.09)	$0.36

Diluted earnings (loss) per share

From continuing operations	$10.13	$1.18	$0.48	$0.26	$0.38	$2.63	$(0.14)	$0.41

From discontinued operations	-	(0.05)	-	(0.01)	0.01	0.01	0.05	(0.05)

	$10.13	$1.13	$0.48	$0.25	$0.39	$2.64	$(0.09)	$0.36

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Revenues in second quarter of 2020 were negatively impacted by delayed print shipments and timing of pay-per-return revenues in our Tax & Accounting Professionals segment, both due to the COVID-19 pandemic. Foreign currency had a slightly negative impact on our revenues through December 31, 2020. Acquisitions positively impacted revenues beginning in the third quarter of 2019 when we acquired HighQ and Confirmation, but the impact was partly offset by the loss of revenues from certain businesses that we sold.

Operating profit – Similarly, our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. In 2020, operating profit benefited from lower costs due to the completion of the repositioning of our company in 2019 following the sale of F&R in October 2018 and, beginning with the second quarter of 2020, our COVID-19 related cost-reduction initiatives. In the fourth quarter of 2020, operating profit also benefited from a significant gain from the sale of an investment and a gain from an amendment to a pension plan. In 2019, our operating profit was significantly impacted by costs and investments to reposition our business. In the third quarter of 2019, operating profit also benefited from a significant gain on the revaluation of warrants that we held in our former Refinitiv investment.

Net earnings (loss) – The increase in net earnings in the first quarter of 2021 was due to the gain on sale of our investment in Refinitiv to LSEG. Net earnings in the fourth quarter of 2019 was due to a $1.2 billion deferred tax benefit associated with the reorganization of certain foreign operations.

Appendix D

Guarantor Supplemental Financial Information

The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Guarantor Subsidiaries), of any debt securities issued by TR Finance LLC under a trust indenture to be entered into between Thomson Reuters Corporation, TR Finance LLC, the Guarantor Subsidiaries, Computershare Trust Company of Canada, and Deutsche Bank Trust Company Americas. TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

The tables below contain condensed consolidating financial information for the following:

●	Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries
●	Subsidiary Issuer – TR Finance LLC
●	Guarantor Subsidiaries on a combined basis
●	Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC debt securities
●	Eliminations – Consolidating adjustments
●	Thomson Reuters on a consolidated basis

The Guarantor Subsidiaries referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

●	Thomson Reuters Applications Inc., which operates part of the Company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;
●	Thomson Reuters (Tax & Accounting) Inc., which operates part of the Company’s Tax & Accounting Professionals business; and
●	West Publishing Corporation, which operates part of the Company’s Legal Professionals, Corporates and Global Print businesses.

Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Guarantor Subsidiaries and Non-Guarantor Subsidiaries are reflected in the “Eliminations” column.

This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for guarantor reporting and should be read in conjunction with our consolidated interim financial statements for the three months ended March 31, 2021, our 2020 annual consolidated financial statements, as well as our 2020 annual management’s discussion and analysis included in our 2020 annual report.

The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. Thomson Reuters Corporation has also elected to provide the following supplemental financial information in accordance with Article 13 of Regulation S-X, as adopted by the SEC on March 2, 2020 and set forth in SEC Release No. 33-10762.

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited.

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended March 31, 2021

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	1,092	884	(396)	1,580

Operating expenses	(2)	-	(954)	(458)	396	(1,018)

Depreciation	-	-	(16)	(30)	-	(46)

Amortization of computer software	-	-	(5)	(111)	1	(115)

Amortization of other identifiable intangible assets	-	-	(13)	(18)	-	(31)

Other operating (losses) gains, net	-	-	(1)	18	-	17

Operating (loss) profit	(2)	-	103	285	1	387

Finance (costs) income, net:

Net interest expense	(39)	-	(1)	(11)	-	(51)

Other finance (costs) income	(16)	-	-	10	-	(6)

Intercompany net interest income (expense)	28	-	(12)	(16)	-	-

(Loss) income before tax and equity method investments	(29)	-	90	268	1	330

Share of post-tax earnings in equity method investments	-	-	-	6,297	-	6,297

Share of post-tax earnings in subsidiaries	5,065	-	2	67	(5,134)	-

Tax expense	-	-	(23)	(1,571)	-	(1,594)

Earnings from continuing operations	5,036	-	69	5,061	(5,133)	5,033

Earnings from discontinued operations, net of tax	-	-	-	3	-	3

Net earnings	5,036	-	69	5,064	(5,133)	5,036

Earnings attributable to common shareholders	5,036	-	69	5,064	(5,133)	5,036

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended March 31, 2020

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	1,070	809	(359)	1,520

Operating expenses	(3)	-	(938)	(435)	359	(1,017)

Depreciation	-	-	(16)	(24)	-	(40)

Amortization of computer software	-	-	(6)	(106)	1	(111)

Amortization of other identifiable intangible assets	-	-	(13)	(17)	-	(30)

Other operating gains (losses), net	-	-	3	(35)	-	(32)

Operating (loss) profit	(3)	-	100	192	1	290

Finance (costs) income, net:

Net interest expense	(36)	-	-	(9)	-	(45)

Other finance income (costs)	93	-	(1)	(45)	-	47

Intercompany net interest income (expense)	26	-	(12)	(14)	-	-

Income before tax and equity method investments	80	-	87	124	1	292

Share of post-tax losses in equity method investments	-	-	-	(54)	-	(54)

Share of post-tax earnings in subsidiaries	113	-	5	53	(171)	-

Tax expense	-	-	(34)	(13)	-	(47)

Earnings from continuing operations	193	-	58	110	(170)	191

Earnings from discontinued operations, net of tax	-	-	-	2	-	2

Net earnings	193	-	58	112	(170)	193

Earnings attributable to common shareholders	193	-	58	112	(170)	193

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	March 31, 2021

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	6	-	332	2,246	-	2,584

Trade and other receivables	15	-	644	390	-	1,049

Intercompany receivables	3,507	-	219	3,605	(7,331)	-

Other financial assets	-	-	5	72	-	77

Prepaid expenses and other current assets	-	-	221	227	-	448

Current assets	3,528	-	1,421	6,540	(7,331)	4,158

Property and equipment, net	-	-	226	274	-	500

Computer software, net	-	-	8	809	(2)	815

Other identifiable intangible assets, net	-	-	1,136	2,261	-	3,397

Goodwill	-	-	3,731	2,246	-	5,977

Equity method investments	-	-	-	6,870	-	6,870

Other non-current assets	111	-	131	642	-	884

Intercompany receivables	221	-	-	778	(999)	-

Investments in subsidiaries	17,872	-	178	4,077	(22,127)	-

Deferred tax	-	-	-	1,179	-	1,179

Total assets	21,732	-	6,831	25,676	(30,459)	23,780

LIABILITIES AND EQUITY

Liabilities

Payables, accruals and provisions	94	-	375	590	-	1,059

Current tax liabilities	-	-	2	1,128	-	1,130

Deferred revenue	-	-	570	262	-	832

Intercompany payables	3,030	-	581	3,720	(7,331)	-

Other financial liabilities	-	-	18	139	-	157

Current liabilities	3,124	-	1,546	5,839	(7,331)	3,178

Long-term indebtedness	3,788	-	-	-	-	3,788

Provisions and other non-current liabilities	3	-	69	882	-	954

Intercompany payables	-	-	778	221	(999)	-

Deferred tax	-	-	183	860	-	1,043

Total liabilities	6,915	-	2,576	7,802	(8,330)	8,963

Equity

Total equity	14,817	-	4,255	17,874	(22,129)	14,817

Total liabilities and equity	21,732	-	6,831	25,676	(30,459)	23,780

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2020

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	3	-	359	1,425	-	1,787

Trade and other receivables	1	-	735	415	-	1,151

Intercompany receivables	3,406	-	245	3,298	(6,949)	-

Other financial assets	-	-	5	607	-	612

Prepaid expenses and other current assets	1	-	212	212	-	425

Current assets	3,411	-	1,556	5,957	(6,949)	3,975

Property and equipment, net	-	-	241	304	-	545

Computer software, net	-	-	12	821	(3)	830

Other identifiable intangible assets, net	-	-	1,150	2,277	-	3,427

Goodwill	-	-	3,731	2,245	-	5,976

Equity method investments	-	-	-	1,136	-	1,136

Other non-current assets	101	-	132	555	-	788

Intercompany receivables	245	-	-	778	(1,023)	-

Investments in subsidiaries	12,854	-	175	4,056	(17,085)	-

Deferred tax	-	-	-	1,204	-	1,204

Total assets	16,611	-	6,997	19,333	(25,060)	17,881

LIABILITIES AND EQUITY

Liabilities

Payables, accruals and provisions	39	-	421	699	-	1,159

Current tax liabilities	-	-	1	250	-	251

Deferred revenue	-	-	611	255	-	866

Intercompany payables	2,617	-	681	3,651	(6,949)	-

Other financial liabilities	200	-	19	157	-	376

Current liabilities	2,856	-	1,733	5,012	(6,949)	2,652

Long-term indebtedness	3,772	-	-	-	-	3,772

Provisions and other non-current liabilities	3	-	72	1,008	-	1,083

Intercompany payables	-	-	778	245	(1,023)	-

Deferred tax	-	-	183	211	-	394

Total liabilities	6,631	-	2,766	6,476	(7,972)	7,901

Equity

Total equity	9,980	-	4,231	12,857	(17,088)	9,980

Total liabilities and equity	16,611	-	6,997	19,333	(25,060)	17,881

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

	Three months ended March 31, 2021

Net cash (used in) provided by operating activities	(13)	-	60	333	-	380

Net cash (used in) provided by investing activities	-	-	(3)	867	(35)	829

Net cash provided by (used in) financing activities	16	-	(84)	(378)	35	(411)

Increase (decrease) in cash and bank overdrafts	3	-	(27)	822	-	798

	Three months ended March 31, 2020

Net cash (used in) provided by operating activities	(36)	-	81	131	-	176

Net cash used in investing activities	(75)	-	(2)	(197)	25	(249)

Net cash provided by (used in) by financing activities	107	-	(164)	162	(25)	80

(Decrease) increase in cash and bank overdrafts	(4)	-	(85)	96	-	7